Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Forestar Group Inc. for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, subscription rights, purchase contracts, purchase units, and warrants and to the incorporation by reference therein to our report dated March 14, 2013 (except for Note 16, as to which the date is November 20, 2013), with respect to the consolidated financial statements and schedule of Forestar Group, Inc., and our report dated March 14, 2013 with respect to the effectiveness of internal control over financial reporting of Forestar Group Inc., included in its Current Report on Form 8-K, dated November 20, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas

November 20, 2013